February 11, 2026

Christoph Antz
Chief Executive Officer
Veraxa Biotech Holding AG
Talacker 35
8001 Zurich, Switzerland

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
131 Concord Street
Brooklyn, NY 11201

       Re: Veraxa Biotech Holding AG
           Amendment No. 4 to Registration Statement on Form F-4
           Filed February 3, 2026
           File No. 333-289108
Dear Christoph Antz and Adeel Rouf:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4
Risk Factors, page 79

1. We note your disclosure relating to the High Trail Financing Agreement and the Lincoln
       Park Financing Agreement. Please include risk factor disclosure relating to the fact that the notes are secured by all of your assets and the potential dilution that may result from the equity purchase facility.
 February 11, 2026
Page 2

       Please contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Andrew Tucker, Esq.
      Michael J. Blankenship, Esq.